Subject to Completion

Preliminary Pricing Supplement dated February 3, 2005

PRICING SUPPLEMENT (To prospectus supplement and prospectus dated November 26, 2003) Pricing Supplement Number:	Filed Pursuant to Rule 424(b)(3) Registration No. 333-109802

1,000,000 Units

Merrill Lynch & Co., Inc.

Medium-Term Notes, Series C

Leveraged Strategic Return Notes®

Linked to the Leveraged Pharmaceutical Total Return Index

due February     , 2010

(the “Notes”)

$10 original public offering price per unit

The Notes:

•   The Notes are designed for investors who believe that the level of the Amex Pharmaceutical IndexSM (index symbol “DRG”) will increase over the term of the Notes and who are seeking leveraged exposure, on a total return basis, to the stocks included in that index. An investment in the Notes entails the risk of a substantial loss in the value of your investment as a result of the use of leverage.

•   The Merrill Lynch Pharmaceutical Total Return Index (index symbol “PHE”) tracks the performance of the Amex Pharmaceutical Index and any dividends paid on the stocks included in that index. The Leveraged Pharmaceutical Total Return Index, which will be used to determine the return on the Notes, tracks the performance of a 150% leverage exposure to the Merrill Lynch Pharmaceutical Total Return Index.

•   There will be no payments prior to the maturity date unless exchanged at your option for a cash payment during a specified period in February of each year from 2006 through 2009 as described in this pricing supplement or upon early redemption.

•   We have applied to have the Notes listed on the American Stock Exchange under the trading symbol “PPA”. If approval of this application is granted, the Notes will be listed on the American Stock Exchange at that time. We make no representation, however, that the Notes will be listed or, if listed, will remain listed for the entire term of the Notes.

•   The Notes are senior unsecured debt securities of Merrill Lynch & Co., Inc., are part of a series entitled “Medium-Term Notes, Series C” and have the CUSIP No.         .

•   Expected closing date: February     , 2005.

Payment on the maturity date or upon exchange:

• The amount you receive on the maturity date or upon exchange will be based on the percentage change in the level of the Leveraged Pharmaceutical Total Return Index over the term of the Notes. Any increase or decrease in the level of the Merrill Lynch Pharmaceutical Total Return Index will result in a change in the level of the Leveraged Pharmaceutical Total Return Index, and in turn the amount paid on the Notes on the maturity date or upon exchange, equal to 150% of that increase or decrease (excluding applicable fees, deductions and charges).

•  The level of the Leveraged Pharmaceutical Total Return Index will be reduced by certain fees, deductions and charges. As a result, the level of the Merrill Lynch Pharmaceutical Total Return Index must increase by a significant percentage to offset those fees, deductions and charges in order for you to receive at least the $10 original public offering price per unit on the maturity date or upon exchange.

Early redemption:

•   If on any date before the seventh scheduled index business day before the maturity date the closing level of the Leveraged Pharmaceutical Total Return Index is equal to or less than 50% of its initial level, the Notes will be redeemed on the fifth business day following that date. If redeemed, we will pay you an amount based on the percentage decrease in the level of the Leveraged Pharmaceutical Total Return Index as described in this pricing supplement.

Information included in this pricing supplement supercedes information in the accompanying prospectus supplement and prospectus to the extent that it is different from that information.

Investing in the Notes involves risks, including substantial risk of loss, that are described in the “ Risk Factors” section of this pricing supplement and the accompanying prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement or the accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per unit		Total
Public offering price(1)	$10.00		$
Underwriting fee	$.20		$
Proceeds, before expenses, to Merrill Lynch & Co., Inc.	$9.90	*	$
(1)	The public offering price and the underwriting fee for any single transaction to purchase units or more will be $ per unit and $ per unit, respectively.
*	$.10 per unit of the underwriting fee will be paid to the underwriter by a subsidiary of Merrill Lynch & Co., Inc. For a description of this payment, please see the section entitled “Supplemental Plan of Distribution” in this pricing supplement.

Merrill Lynch & Co.

The date of this pricing supplement is February     , 2005.

“Strategic Return Notes” is a registered mark of Merrill Lynch & Co., Inc.

“Amex Pharmaceutical IndexSM” is a service mark of the American Stock Exchange and has been licensed for use by Merrill Lynch, Pierce Fenner & Smith Incorporated, and Merrill Lynch & Co., Inc. is an authorized sublicensee.

Pricing Supplement

Prospectus

SUMMARY INFORMATION—Q&A

This summary includes questions and answers that highlight selected information from this pricing supplement and the accompanying prospectus supplement and prospectus to help you understand the Leveraged Strategic Return Notes® Linked to the Leveraged Pharmaceutical Total Return Index due February     , 2010 (the “Notes”). You should carefully read this pricing supplement and the accompanying prospectus supplement and prospectus to fully understand the terms of the Notes, the Leveraged Pharmaceutical Total Return Index (the “Leveraged Index”) and the tax and other considerations that are important to you in making a decision about whether to invest in the Notes. You should carefully review the “Risk Factors” section in this pricing supplement and the accompanying prospectus supplement, which highlights certain risks associated with an investment in the Notes, to determine whether an investment in the Notes is appropriate for you.

References in this pricing supplement to “ML&Co.”, “we”, “us” and “our” are to Merrill Lynch & Co., Inc., and references to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

What are the Notes?

The Notes will be part of a series of senior debt securities issued by ML&Co. entitled “Medium- Term Notes, Series C” and will not be secured by collateral. The Notes will rank equally with all of our other unsecured and unsubordinated debt. The Notes will mature on February     , 2010, unless exchanged by you or redeemed by us as described in this pricing supplement. We will not make any payments on the Notes until the maturity date or upon exchange.

Each unit will represent a single Note with a $10 original public offering price. You may transfer the Notes only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section entitled “Description of the Debt Securities—Depositary” in the accompanying prospectus.

Are there any risks associated with my investment?

Yes, an investment in the Notes is subject to risks, including the risk of loss. Please refer to the section entitled “Risk Factors” in this pricing supplement and the accompanying prospectus supplement.

What is the Leveraged Index?

The Leveraged Index is designed to provide leveraged exposure of 150% to any change in the level of the Merrill Lynch Pharmaceutical Total Return Index (the “Total Return Index”), as reduced by certain fees, deductions and charges. The Total Return Index will track the performance of the Amex Pharmaceutical Index and any dividends paid on the stocks included in the Amex Pharmaceutical Index (the “Underlying Stocks”). The Amex Pharmaceutical Index is a price return market capitalization-weighted index designed to represent a cross section of widely held, highly capitalized companies involved in various phases of the pharmaceutical industry. The Leveraged Index and the Total Return Index will be established with benchmark levels of 100 on the date the Notes are priced for initial sale to the public (the “Pricing Date”). For a list of the Underlying Stocks and more specific information about the Leveraged Index, please see the section entitled “The Leveraged Index” in this pricing supplement.

The Notes are debt obligations of ML&Co. An investment in the Notes does not entitle you to any dividends, voting rights or any other ownership interest in the Underlying Stocks.

How has the Leveraged Index performed historically?

The Leveraged Index will not exist until the Pricing Date. We have, however, included a table and a graph showing hypothetical historical month-end levels of the Leveraged Index and the Total Return Index from January 2000 through January 2005 based upon historical levels of the Amex Pharmaceutical Index, historical dividends paid on the Underlying Stocks, a Daily Leverage Charge equal to the historical 1-month LIBOR plus 50 basis points, an Index Adjustment Factor of 1.5% and an index level of 100 on January 3, 2000. In addition, we have included tables showing the historical month-end values of each Underlying Stock from January 2000 through January 2005. The tables and graphs for the Leveraged Index and the Total Return Index are included in the section entitled “The Leveraged Index” in this pricing supplement. The tables for the Underlying Stocks are included in Annex A to this pricing supplement.

We have provided this information to help you evaluate the behavior of the Leveraged Index and the Total Return Index in various economic environments; however, this information is not necessarily indicative of how the Leveraged Index will perform in the future.

What will I receive on the maturity date of the Notes?

On the maturity date, if the Notes have not been previously exchanged or redeemed, you will receive a cash payment per unit equal to the Redemption Amount.

The “Redemption Amount” to which you will be entitled will depend on the percentage change in the level of the Leveraged Index over the term of the Notes and will equal:

$9.90 ×	(	Ending Value	)
Starting Value

Because the quotient of the Ending Value and the Starting Value will be multiplied by $9.90, the level of the Leveraged Index will need to increase in order for you to receive a Redemption Amount equal to or greater than the $10 original public offering price per unit. If the Ending Value is not more than 1% greater than the Starting Value, you will receive less, and possibly significantly less, than the $10 original public offering price per unit.

The “Starting Value” will equal 100 on the Pricing Date.

For purposes of determining the Redemption Amount, the “Ending Value” means the average of the levels of the Leveraged Index at the close of the market on five index business days shortly before the maturity date of the Notes. We may calculate the Ending Value by reference to fewer than five or even a single day’s closing level if, during the period shortly before the maturity date of the Notes, there is a disruption in the trading of an Underlying Stock or certain futures or options contracts relating to an Underlying Stock.

The level of the Leveraged Index on any day will equal 150% of the level of the Total Return Index minus (a) 50 (which represents the leveraged portion of the 150% long position in the Total Return Index), (b) the Daily Leverage Charge and (c) the Index Adjustment Factor.

The “Daily Leverage Charge” is the daily amount equal to the interest expense deemed to have been incurred through the use of leverage. The Daily Leverage Charge will equal 50 (the leveraged portion of the 150% long position in the Total Return Index) multiplied by 1-month LIBOR on the applicable day plus .5%, divided by 360.

The “Index Adjustment Factor” is an annual index adjustment factor of 1.5% of the daily level of the Leveraged Index and will be applied after application of the Daily Leverage Charge and accrue daily on the basis of a 365-day year to the benefit of MLPF&S as calculation agent.

For more specific information about the Redemption Amount, please see the section entitled “Description of the Notes” in this pricing supplement.

Examples

Set forth below are three examples of Redemption Amount calculations, assuming that the level of the Leveraged Index is not equal to or less than 50 on any date before the seventh scheduled index business day before the maturity date:

Example 1—The hypothetical Ending Value is 80% of the Starting Value:

Starting Value:    100

Hypothetical Ending Value:    80

Redemption Amount (per Unit) = $9.90 ×	(80)	= $	7.92
100

Example 2—The hypothetical Ending Value is 100.5% of the Starting Value:

Starting Value:    100

Hypothetical Ending Value:    100.5

Redemption Amount (per Unit) = $9.90 ×	(100.5)	= $	9.95
100

Example 3—The hypothetical Ending Value is 120% of the Starting Value:

Starting Value:    100

Hypothetical Ending Value:    120

Redemption Amount (per Unit) = $9.90 ×	(120)	= $	11.88
100

Will I receive interest payments on the Notes?

You will not receive any interest payments on the Notes, but you will receive the Exchange Amount following the exercise of your exchange option or the Redemption Amount on the maturity date or Early Redemption Date. We have designed the Notes for investors who are willing to forego interest payments on the Notes, such as fixed or floating interest rates paid on traditional interest bearing debt securities, in exchange for the ability to participate in changes in the level of the Leveraged Index over the term of the Notes.

How does the exchange feature work?

You may elect to exchange all or a portion of your Notes during a specified period in the month of February of each year from 2006 through 2009 by giving notice to the depositary or trustee of the Notes, as the case may be, as described in this pricing supplement. Upon exchange, you will receive a cash payment per unit (the “Exchange Amount”) equal to the Redemption Amount, calculated as if the exchange date were the stated maturity date, except that the Ending Value will be equal to the closing level of the Leveraged Index on the exchange date. The Exchange Amount will be paid three business days following the exchange date. If you elect to exchange your Notes, you will receive only the Exchange Amount and you will not receive the Redemption Amount on the maturity date. The Exchange Amount you receive may be greater than or less than the Redemption Amount on the maturity date depending upon the performance of the Leveraged Index during the period from the exchange date until the maturity date.

For more specific information about the exchange feature, please see the section entitled “Description of the Notes—Exchange of the Notes Prior to the Maturity Date” in this pricing supplement.

How does the early redemption feature work?

If on any date before the seventh scheduled index business day before the maturity date the closing level of the Leveraged Index is equal to or less than 50, the Notes will be redeemed by us on the fifth business day following that date (the “Early Redemption Date”). If this redemption event is triggered, we will pay you on the Early Redemption Date a cash payment equal to the Redemption Amount, as described above; provided, however, for purposes of calculating the Redemption Amount to be paid on an Early Redemption Date, the Ending Value will be equal to the average of the closing levels of the Leveraged Index on the two index business days immediately succeeding the date the closing level of the Leveraged Index was equal to or less than 50.

How will the use of leverage affect my return?

The Leveraged Index will reflect a 150% leveraged long position in the Total Return Index. The use of leveraging will increase the exposure of the Leveraged Index to movements in the level of the Total Return Index and will therefore make the Leveraged Index more volatile than the Total Return Index. Accordingly, if the level of the Total Return Index increases, the level of the Leveraged Index (excluding the reduction of applicable fees, deductions and charges) will increase by an amount 150% greater than will the level of the Total Return Index. Conversely, if the level of the Total Return Index decreases, the level of the Leveraged Index (excluding the reduction of applicable fees, deductions and charges) will decrease by an amount 150% greater than will the level of the Total Return Index. For risks associated with the use of leverage, see “Risk Factors—The use of leverage may adversely affect your return” in this pricing supplement.

What are the costs associated with an investment in the Notes?

The level of the Leveraged Index will reflect the deduction of the following costs over the term of the Notes:

Daily Leverage Charge. An amount equal to the interest expense deemed to have been incurred through the use of leverage. The Daily Leverage Charge will equal 50 multiplied by 1-month LIBOR on the applicable day plus .5%, divided by 360.

Index Adjustment Factor. 1.5% of the daily closing level of the Leveraged Index will be applied after application of the Daily Leverage Charge and accrue daily on the basis of a 365-day year to the benefit of MLPF&S as calculation agent. As a result of the cumulative effect on this deduction, the levels of the Leveraged Index used to calculate the Redemption Amount during the five index business days shortly before the stated maturity date will be approximately 7.23% less than the level of the Leveraged Index had the Index Adjustment Factor not been applied.

Sales Charge. A sales charge will be paid to MLPF&S in connection with the purchase of the Notes because the quotient of the Ending Value and the Starting Value will be multiplied by $9.90 in order to determine the Redemption Amount or Exchange Amount. Therefore, the Ending Value must increase by more than 1% from the Starting Value for you to receive an amount equal to or greater than the $10 original offering price per unit. This is analogous to paying a sales charge of 1% per unit of the Notes.

What about taxes?

The United States federal income tax consequences of an investment in the Notes are complex and uncertain. By purchasing a Note, you and ML&Co. agree, in the absence of an administrative or judicial ruling to the contrary, to characterize a Note for all tax purposes as a pre-paid cash-settled forward contract linked to the level of the Leveraged Index. Under this characterization of the Notes, you should be required to recognize gain or loss to the extent that you receive cash on the maturity date or upon a sale, exchange or redemption of a Note prior to the maturity date. You should review the discussion under the section entitled “United States Federal Income Taxation” in this pricing supplement.

Will the Notes be listed on a stock exchange?

We have applied to have the Notes listed on the American Stock Exchange (the “AMEX”) under the trading symbol “PPA” and, if approval is granted the Notes will be listed on the AMEX at that time. We make no representation, however, that the Notes will be listed or, if listed, will remain listed for the entire term of the Notes. In any event, you should be aware that any listing of the Notes does not ensure that a liquid trading market will be available for the Notes. You should review the section entitled “Risk Factors—There may be an uncertain trading market for the Notes” in this pricing supplement.

What is the role of MLPF&S?

Our subsidiary MLPF&S is the underwriter for the offering and sale of the Notes. After the initial offering, MLPF&S intends to buy and sell Notes to create a secondary market for holders of the Notes, and may stabilize or maintain the market price of the Notes during their initial distribution. However, MLPF&S will not be obligated to engage in any of these market activities or continue them once it has started.

MLPF&S will also be our agent for purposes of calculating, among other things, the Ending Value, Redemption Amount and Exchange Amounts. Under certain circumstances, these duties could result in a conflict of interest between MLPF&S as our subsidiary and its responsibilities as calculation agent.

What is ML&Co.?

Merrill Lynch & Co., Inc. is a holding company with various subsidiaries and affiliated companies that provide investment, financing, insurance and related services on a global basis.

For information about ML&Co., see the section entitled “Merrill Lynch & Co., Inc.” in the accompanying prospectus. You should also read other documents ML&Co. has filed with the Securities and Exchange Commission, which you can find by referring to the section entitled “Where You Can Find More Information” in the accompanying prospectus.

RISK FACTORS

Your investment in the Notes will involve risks. You should carefully consider the following discussion of risks before deciding whether an investment in the Notes is suitable for you.

Your investment may result in a loss

We will not repay you a fixed amount of principal on the Notes on the maturity date or upon exchange or early redemption. The payment you receive on the Notes will depend on the change in the level of the Leveraged Index. Because the level of the Leveraged Index is subject to market and interest rates fluctuations, the payment on the Notes you receive may be more or less than the $10 original public offering price per unit of the Notes. In addition, because the quotient of the Ending Value and the Starting Value will be multiplied by $9.90, the level of the Leveraged Index will need to increase by more than 1% in order for you to receive a Redemption Amount equal to or greater than the $10 original public offering price per unit. The level of the Leveraged Index will also reflect the deduction of the Daily Leverage Charge and 1.5% Index Adjustment Factor. As a result, the level of the Leveraged Index (prior to the application of the 1% sales charge and the 1.5% Index Adjustment Factor and disregarding the Daily Leverage Charge) must increase by approximately 8.23% in order for you to receive a Redemption Amount in excess of the $10 original public offering price per unit. As a result, you may receive less, and possibly significantly less, than the $10 original public offering price per unit. An illustration of the affect of the reductions described in this paragraph (including the affect of the Daily Leverage Charge) is provided below under “Description of the Notes—Hypothetical Returns”.

In addition, if on any date before the seventh scheduled index business day before the maturity date the closing level of the Leveraged Index is equal to or less than 50, the Notes will be redeemed early by us and you will receive, for each Note then owned by you, a cash amount based on the percentage decrease in the level of the Leveraged Index. This amount will be significantly less than the $10 original public offering price of the Notes.

The level of the Leveraged Index is expected to affect the trading value of the Notes

We expect that the trading value of the Notes will depend substantially on the amount, if any, by which the Leveraged Index exceeds or does not exceed the Starting Value. However, if you choose to sell your Notes when the level of the Leveraged Index exceeds the Starting Value, you may receive substantially less than the amount that would be payable on the maturity date based on this level because of the expectation that the level of the Leveraged Index will continue to fluctuate until the Ending Value is determined. Additionally, because the trading value and perhaps final return on your Notes is dependent on factors in addition to the level of the Leveraged Index, such as our credit rating, an increase in the level of the Leveraged Index will not reduce the other investment risks related to the Notes.

Changes in our credit ratings may affect the trading value of the Notes

Our credit ratings are an assessment of our ability to pay our obligations. Consequently, real or anticipated changes in our credit ratings may affect the trading value of the Notes. However, because the return on your Notes is dependent upon factors in addition to our ability to pay our obligations under the Notes, such as the percentage increase in the level of the Leveraged Index over the term of the Notes, an improvement in our credit ratings will not reduce the other investment risks related to the Notes.

The Underlying Stocks are concentrated in one industry

All of the Underlying Stocks are issued by companies involved in various phases of the pharmaceuticals industry. As a result, an investment in the Notes will be concentrated in one industry.

Your yield may be lower than the yield on other debt securities of comparable maturity

The yield that you will receive on your Notes, which could be negative, may be less than the return you could earn on other investments. Your yield may be less than the yield you would earn if you bought a traditional interest bearing debt security of ML&Co. with the same stated maturity date. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money. Unlike traditional interest bearing debt securities, the Notes do not guarantee the return of a principal amount on the maturity date.

Your return will not reflect the return of owning the Underlying Stocks or the Total Return Index

While the Leveraged Index does reflect the payment of dividends on the Underlying Stocks as described in more detail below, the yield to the maturity date of the Notes will not produce the same yield as that of other investments with the same term which are based on the performance of the Underlying Stocks or the Total Return Index. At the end of each quarterly period, the dividends paid on the Underlying Stocks will be incorporated into the Total Return Index and those amounts will then be subject to the change in the level of the Amex Pharmaceutical Index. The level of the Leveraged Index will also reflect the fees, deductions and charges described above under “—Your investment may result in a loss”, which will result in the return on an investment in the Notes being less than the return on a similar investment in the Underlying Stocks or the Total Return Index. In addition, an investment in the Notes will be subject to the use of leverage as described below under “—The use of leverage may adversely affect your return” which will cause the return on an investment in the Notes to differ from a similar unleveraged investment in the Underlying Stocks or the Total Return Index. The trading value of the Notes and final return on the Notes may also differ from the results of the Leveraged Index for the reasons described above under “—Changes in our credit ratings may affect the trading value of the Notes”.

The use of leverage may adversely affect your return

The Leveraged Index will reflect a 150% leveraged long position in the Total Return Index. The use of leveraging will increase the exposure of the Leveraged Index to movements in the level of the Total Return Index and will therefore make the Leveraged Index more volatile than the Total Return Index. Accordingly, if the level of the Total Return Index increases, the level of the Leveraged Index (excluding the reduction of applicable fees, deductions and charges) will increase by an amount 150% greater than will the level of the Total Return Index. Conversely, if the level of the Total Return Index decreases, the level of the Leveraged Index (excluding the reduction of applicable fees, deductions and charges) will decrease by an amount 150% greater than will the level of the Total Return Index. In addition, the Leveraged Index will reflect the deemed interest expense associated with the use of leverage. As a result, the Leveraged Index must increase by a significant percentage in order for you to receive at least the $10 original public offering price per unit. An illustration of the affect of leverage on your return is provided below under “Description of the Notes—Hypothetical Returns”.

There may be an uncertain trading market for the Notes

We have applied to have the Notes listed on the AMEX under the trading symbol “PPA”. If approval of this application is granted, the Notes will be listed on the AMEX at that time. We make no representation, however, that the Notes will be listed or, if listed, will remain listed for the entire term of the Notes. In any event, any listing of the Notes does not ensure that a liquid trading market will develop for the Notes. If a trading market does develop, whether the Notes are listed or not, there can be no assurance that there will be liquidity in the trading market. MLPF&S has indicated that it expects to bid for the Notes offered for sale to it by holders of the Notes, but it is not required to do so and may cease making those bids at any time. In addition, we will not publish the level of the Leveraged Index over the term of the Notes and this may limit the trading market for the Notes. The limited trading market for your Notes may affect the price that you receive for your Notes if you do not wish to hold your investment until the maturity date.

Amounts payable on the Notes may be limited by state law

New York State law governs the 1983 Indenture under which the Notes will be issued. New York has usury laws that limit the amount of interest that can be charged and paid on loans, which includes debt securities like the Notes. Under present New York law, the maximum rate of interest is 25% per annum on a simple interest basis. This limit may not apply to debt securities in which $2,500,000 or more has been invested.

While we believe that New York law would be given effect by a state or federal court sitting outside of New York, many other states also have laws that regulate the amount of interest that may be charged to and paid by a borrower. We will promise, for the benefit of the holders of the Notes, to the extent permitted by law, not to voluntarily claim the benefits of any laws concerning usurious rates of interest.

Purchases and sales by us and our affiliates may affect your return

We and our affiliates may from time to time buy or sell the Underlying Stocks or futures or option contracts on the Underlying Stocks, the Total Return Index and the Amex Pharmaceutical Index for our own accounts for business reasons and expect to enter into these transactions in connection with hedging our obligations under the Notes. These transactions could affect the price of the Underlying Stocks and those indices and, in turn, the level of the Leveraged Index in a manner that would be adverse to your investment in the Notes. Any purchases by us, our affiliates or others on our behalf on or before the Pricing Date may temporarily increase the prices of the Underlying Stocks and those indices. Temporary increases in the market prices of the Underlying Stocks and those indices may also occur as a result of the purchasing activities of other market participants. Consequently, the prices of the Underlying Stocks and those indices may decline subsequent to the Pricing Date reducing the level of the Leveraged Index and therefore the market value of the Notes.

Potential conflicts

Our subsidiary MLPF&S is our agent for the purposes of calculating the Ending Value, Redemption Amount and Exchange Amounts. Under certain circumstances, MLPF&S as our subsidiary and its responsibilities as calculation agent for the Notes could give rise to conflicts of interest. These conflicts could occur, for instance, in connection with its determination as to whether the level of the Leveraged Index can be calculated on a particular trading day, or in connection with judgments that it would be required to make in the event of a discontinuance or unavailability of the Total Return Index. See the sections entitled “Description of the Notes—Adjustments to the Total Return Index; Market Disruption Events” and “—Discontinuance of the Total Return Index” in this pricing supplement. MLPF&S is required to carry out its duties as calculation agent in good faith and using its reasonable judgment. However, because we control MLPF&S, potential conflicts of interest could arise. MLPF&S, the underwriter, will pay an additional amount on each anniversary of the Pricing Date in 2006 through 2009 to brokers whose clients purchased their units in the initial distribution and continue to hold the Notes. In addition, MLPF&S may from time to time pay additional amounts to brokers whose clients purchased Notes in the secondary market and continue to hold the Notes. As a result of this additional payment, your broker receives a financial benefit each year you retain your investment in the Notes. Please see the section entitled “Supplemental Plan of Distribution” in this pricing supplement.

We have entered into an arrangement with one of our subsidiaries to hedge the market risks associated with our obligation to pay the Redemption Amount or Exchange Amount. This subsidiary expects to make a profit in connection with this arrangement. We did not seek competitive bids for this arrangement from unaffiliated parties.

ML&Co. or its affiliates may presently or from time to time engage in business with one or more of the companies included in the Amex Pharmaceutical Index including extending loans to, or making equity investments in, those companies or providing advisory services to those companies, including merger and acquisition advisory services. In the course of business, ML&Co. or its affiliates may acquire non-public information relating to those companies and, in addition, one or more affiliates of ML&Co. may publish research reports about those companies. ML&Co. does not make any representation to any purchasers of the Notes regarding any matters whatsoever relating to those companies. Any prospective purchaser of the Notes should undertake an independent investigation of those companies as in its judgment is appropriate to make an informed decision regarding an investment in the Notes. The composition of the Amex Pharmaceutical Index does not reflect any investment or sell recommendations of ML&Co. or its affiliates.

Tax consequences are uncertain

You should consider the tax consequences of investing in the Notes, aspects of which are uncertain. See the section entitled “United States Federal Income Taxation” in this pricing supplement.

DESCRIPTION OF THE NOTES

ML&Co. will issue the Notes as a series of senior debt securities entitled “Medium-Term Notes, Series C” under the 1983 Indenture, which is more fully described in the accompanying prospectus. Unless exchanged by you or redeemed by us, the Notes will mature on February     , 2010. Information included in this pricing supplement supercedes information in the accompanying prospectus supplement and prospectus to the extent that it is different from that information. The CUSIP number for the Notes is             .

While on the maturity date or upon exchange or redemption a holder of a Note will receive an amount equal to the Redemption Amount or the Exchange Amount, as the case may be, there will be no other payment of interest, periodic or otherwise. See the section entitled “—Payment on the Maturity Date”, “—Exchange of the Notes Prior to the Maturity Date” and “—Redemption Event” in this pricing supplement.

The Notes may be exchanged by you prior to the maturity date on the dates set forth below and may be redeemed by ML&Co. prior to the maturity date under the circumstances described below. If an Event of Default occurs with respect to the Notes, holders of the Notes may accelerate the maturity of the Notes, as described under “—Events of Default and Acceleration” in this pricing supplement and “Description of Debt Securities—Events of Default” in the accompanying prospectus.

ML&Co. will issue the Notes in denominations of whole units each with a $10 original public offering price per unit. You may transfer the Notes only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section entitled “Description of the Debt Securities—Depositary” in the accompanying prospectus.

The Notes will not have the benefit of any sinking fund.

Payment on the Maturity Date

For each Note that has not been exchanged or redeemed prior to the maturity date, the holder of the Note will be entitled to receive the Redemption Amount, as provided below.

Determination of the Redemption Amount

The “Redemption Amount” per unit will be determined by the calculation agent and will equal:

$9.90	×	(	Ending Value	)
Starting Value

The “Starting Value” will equal 100 on the date the Notes are priced for initial sale to the public (the “Pricing Date”).

For the purpose of determining the Redemption Amount, the “Ending Value” will be determined by the calculation agent and will equal the average of the closing levels of the Leveraged Pharmaceutical Index (the “Leveraged Index”) determined on each of the first five Calculation Days during the Calculation Period. If there are fewer than five Calculation Days during the Calculation Period, then the Ending Value will equal the average of the closing levels of the Leveraged Index on those Calculation Days. If there is only one Calculation Day during the Calculation Period, then the Ending Value will equal the closing level of the Leveraged Index on that Calculation Day. If no Calculation Days occur during the Calculation Period, then the Ending Value will equal the closing level of the Leveraged Index determined on the last scheduled Index Business Day in the Calculation

Period, regardless of the occurrence of a Market Disruption Event (as described below under “—Adjustments to the Total Return Index; Market Disruption Events”) on that scheduled Index Business Day.

The level of the Leveraged Index on any day will equal 150% of the level of the Total Return Index minus (a) 50 (which represents the leveraged portion of the 150% long position in the Total Return Index), (b) the Daily Leverage Charge and (c) the Index Adjustment Factor.

The “Daily Leverage Charge” is the daily amount equal to the interest expense deemed to have been incurred through the use of leverage. The Daily Leverage Charge will equal 50 (the leveraged portion of the 150% long position in the Total Return Index) multiplied by 1-month LIBOR on the applicable day plus .5%, divided by 360.

The “Index Adjustment Factor “ is an annual index adjustment factor of 1.5% of the daily level of the Leveraged Index and will accrue daily on the basis of a 365-day year to the benefit of MLPF&S as calculation agent.

The “Calculation Period” means the period from and including the seventh scheduled Index Business Day before the maturity date to and including the second scheduled Index Business Day before the maturity date.

A “Calculation Day” means any Index Business Day during the Calculation Period on which a Market Disruption Event has not occurred.

An “Index Business Day” means a day on which the New York Stock Exchange (the “NYSE”), the American Stock Exchange (the “AMEX”) and The Nasdaq Stock Market are open for trading.

All determinations made by the calculation agent will be at the sole discretion of the calculation agent and, absent a determination of a manifest error, will be conclusive for all purposes and binding on ML&Co. and the holders and beneficial owners of the Notes.

Exchange of the Notes Prior to the Maturity Date

You may elect to exchange all or a portion of the Notes you own during any Index Business Day that occurs in an Exchange Notice Period by giving notice as described below. An “Exchange Notice Period” means the period from and including the first calendar day of the month of February to and including 12:00 noon in The City of New York on the fifteenth calendar day during the month of February in the years 2006, 2007, 2008 and 2009. If the fifteenth calendar day of the applicable month of February is not an Index Business Day, then the Exchange Notice Period will be extended to 12:00 noon in The City of New York on the next succeeding Index Business Day. The amount of the cash payment you receive upon exchange (the “Exchange Amount”) will be equal to the Redemption Amount, calculated as if the Exchange Date were the stated maturity date, except that the Ending Value will be equal to the closing level of the Leveraged Index on the Exchange Date. An “Exchange Date” will be the third Index Business Day following the end of the applicable Exchange Notice Period. If a Market Disruption Event occurs on the third Index Business Day following an Exchange Notice Period, the Exchange Date for that year will be the next succeeding Index Business Day on which a Market Disruption Event does not occur. The Exchange Amount will be paid three Business Days after the Exchange Date.

The Notes will be issued in registered global form and will remain on deposit with the depositary as described in the section entitled “Description of the Debt Securities—Depositary” in the accompanying prospectus. Therefore, you must exercise the option to exchange your Notes through the depositary. To make your exchange election effective, you must make certain that your notice is delivered to the depositary during the applicable Exchange Notice Period. To ensure that the depositary will receive timely notice of your election to exchange all or a portion of your Notes, you must instruct the direct or indirect participant through which you hold an interest in the Notes to notify the depositary of your election to exchange your Notes prior to 12:00 noon in The City of New York on the last Index Business Day of the applicable Exchange Notice Period, in accordance with the then applicable operating procedures of the depositary. Different firms have different deadlines for accepting instructions from their customers. You should consult the direct or indirect participant through which you hold an interest in the Notes to ascertain the deadline for ensuring that timely notice will be delivered to the depositary.

If at any time the global securities are exchanged for Notes in definitive form, from and after that time, notice of your election to exchange must be delivered to JPMorgan Chase Bank, N.A., as trustee under the 1983 Indenture, through the procedures required by the trustee by 12:00 noon in The City of New York on the last day of the applicable Exchange Notice Period.

A “Business Day” means any day other than a Saturday or Sunday that is not a day on which banking institutions in The City of New York are authorized or required by law, regulation or executive order to close.

Fees, Deductions and Charges

The level of the Leveraged Index will reflect the deduction of the following costs over the term of the Notes.

Daily Leverage Charge. An amount equal to the interest expense deemed to have been incurred through the use of leverage. The Daily Leverage Charge will equal 50 multiplied by 1-month LIBOR on the applicable day plus .5%, divided by 360. On any day, 1-month LIBOR will be the rate as of the previous day determined as set forth in the accompanying prospectus supplement under “Description of the Notes—Interest” or, if that day is not an Index Business Day and a London Banking Day (as defined in the accompanying prospectus supplement), 1-month LIBOR as published on the previous Index Business Day that is also a London Banking Day.

Index Adjustment Factor. 1.5% of the daily closing level of the Leveraged Index will accrue daily on the basis of a 365-day year and will result in a deduction in the level of the Leveraged Index and will accrue to the benefit of MLPF&S as calculation agent. As a result of the cumulative effect of this deduction, the levels of the Leveraged Index used to calculate the Redemption Amount during the Calculation Period will be approximately 7.23% less than the level of the Leveraged Index had the Index Adjustment Factor not been applied.

Sales Charge. A sales charge will be paid to MLPF&S in connection with the purchase of the Notes because the quotient of the Ending Value and the Starting Value will be multiplied by $9.90 in order to determine the Redemption Amount or Exchange Amount. Therefore, the Ending Value must increase by more than 1% from the Starting Value for you to receive an amount equal to or greater than the $10 original offering price per unit. This is analogous to paying a sales charge of 1% per unit of the Notes.

Hypothetical Returns

The following tables illustrate, for the Starting Value of 100 and a range of hypothetical Ending Values:

•	the total amount payable on the maturity date of the Notes, and the total market value of an equivalent investment in the Total Return Index;

•	the total rate of return to holders of the Notes, and the total return based on an equivalent investment in the Total Return Index; and

•	the pretax annualized rate of return to holders of the Notes, and the pretax annualized rate of return based on an equivalent investment in the Total Return Index.

The tables below assume an aggregate dividend yield of the Underlying Stocks of 1.93% per annum, an initial investment of $10 in the Notes and an initial investment of $10 in the Total Return Index.

Hypothetical Returns Related to Leveraged Strategic Return Notes Based on the Leveraged Index				Hypothetical Returns Related to an Investment in the Total Return Index
Hypothetical Ending Value of the Leveraged Index	Total amount payable on the maturity date per Note(1)	Total rate of return on the Notes	Pretax annualized rate of return on the Notes(2)	Hypothetical Ending Value of an Investment in the Total Return Index(3)	Total market value on the maturity date	Total rate of return on the Total Return Index	Pretax annualized rate of return on the Total Return Index(2)
60.00	$ 5.94	–40.60%	–10.14%	82.11	$ 8.21	–17.89%	–3.90%
70.00	$ 6.93	–30.70%	–7.19%	89.30	$ 8.93	–10.70%	–2.25%
80.00	$ 7.92	–20.80%	–4.60%	96.48	$ 9.65	–3.52%	–0.71%
90.00	$ 8.91	–10.90%	–2.29%	103.67	$10.37	3.67%	0.72%
100.00(4)	$ 9.90	–1.00%	–0.20%	110.86	$11.09	10.86%	2.07%
110.00	$10.89	8.90%	1.71%	118.04	$11.80	18.04%	3.34%
120.00	$11.88	18.80%	3.47%	125.23	$12.52	25.23%	4.55%
130.00	$12.87	28.70%	5.10%	132.42	$13.24	32.42%	5.69%
140.00	$13.86	38.60%	6.63%	139.60	$13.96	39.60%	6.78%
150.00	$14.85	48.50%	8.06%	146.79	$14.68	46.79%	7.82%
160.00	$15.84	58.40%	9.40%	153.98	$15.40	53.98%	8.81%
170.00	$16.83	68.30%	10.68%	161.16	$16.12	61.16%	9.77%
180.00	$17.82	78.20%	11.88%	168.35	$16.83	68.35%	10.68%
190.00	$18.81	88.10%	13.03%	175.54	$17.55	75.54%	11.56%

(1)	The amounts payable specified in this column reflect the 1% sales charge that will be paid to MLPF&S.
(2)	The annualized rates of return specified in this column are calculated on a semiannual bond equivalent basis and assume an investment term from January 31, 2005 to February 1, 2010, a term expected to be equal to that of the Notes.
(3)	An investment linked directly to the Total Return Index is assumed to be equivalent to an investment in the Notes, except that the return on the Notes will reflect a 150% leveraged position and be reduced daily by the Daily Leverage Charge and the pro rata portion of the annual Index Adjustment Factor of 1.5%. In calculating the Daily Leverage Charge, 1-month LIBOR was assumed to remain constant over the term of the Notes at 2.59%, 1-month LIBOR as of January 31, 2005. The hypothetical investment in the Total Return Index presented in this column does not take into account transaction costs and taxes.
(4)	This will be the Starting Value.

The above figures are for purposes of illustration only. The actual amount received by you and the resulting total and pretax annualized rates of return will depend on the actual Ending Value and term of your investment.

Redemption Event

If on any date before the first Calculation Day of the Calculation Period the closing level of the Leveraged Index is equal to or less than 50, the Notes will be redeemed by us on the fifth Business Day following that date (the “Early Redemption Date”). If this redemption event is triggered, we will pay you on the Early Redemption Date a cash payment equal to the Redemption Amount, as described above under “—Payment on the Maturity Date”; provided, however, for purposes of calculating the Redemption Amount to be paid on an Early Redemption Date, the Ending Value will be equal to the average of the closing levels of the Leveraged Index on the two scheduled Index Business Days immediately succeeding the date the closing level of the Leveraged Index was equal to or less than 50, provided that if a Market Disruption Event occurs on either date and as a result there is only one Calculation Day, the Ending Value will be determined on that Calculation Day, and if a Market Disruption Event occurs on both dates, the Ending Value will be determined using the closing level of the Leveraged Index on the second scheduled Index Business Day following the date the closing level of the Leveraged Index was equal to or less than 50, regardless of the occurrence of a Market Disruption Event on that scheduled Index Business Day.

Adjustments to the Total Return Index; Market Disruption Events

If at any time the AMEX makes a material change in the formula for or the method of calculating the Merrill Lynch Pharmaceutical Total Return Index (the “Total Return Index”) or in any other way materially modifies the Total Return Index so that the Total Return Index does not, in the opinion of the calculation agent, fairly represent the level of the Total Return Index had those changes or modifications not been made, then, from and after that time, the calculation agent will, at the close of business in New York, New York, on each date that the closing level of the Leveraged Index is to be calculated, make those adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a calculation of a level of an index comparable to the Total Return Index as if those changes or modifications had not been made, and calculate the closing level with reference to the Total Return Index, as so adjusted. Accordingly, if the method of calculating the Total Return Index is modified so that the level of the Total Return Index is a fraction or a multiple of what it would have been if it had not been modified, e.g., due to a split, then the calculation agent will adjust the Total Return Index in order to arrive at a level of the Total Return Index as if it had not been modified, e.g., as if a split had not occurred.

“Market Disruption Event” means either of the following events as determined by the calculation agent:

(A)	the suspension of or material limitation on trading for more than two hours of trading, or during the one-half hour period preceding the close of trading, on the applicable exchange (without taking into account any extended or after-hours trading session), in one or more of the Underlying Stocks, or the stocks included in any successor index to the Amex Pharmaceutical Index; or

(B)	the suspension of or material limitation on trading, in each case, for more than two hours of trading, or during the one-half hour period preceding the close of trading, on the applicable exchange (without taking into account any extended or after-hours trading session), whether by reason of movements in price otherwise exceeding levels permitted by the relevant exchange or otherwise, in option contracts or futures contracts related to one or more of the Underlying Stocks, the Total Return Index or the Amex Pharmaceutical Index, or the stocks included in any successor index to the Amex Pharmaceutical Index, which are traded on any major United States exchange.

For the purpose of determining whether a Market Disruption Event has occurred:

(1)	a limitation on the hours in a trading day and/or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the relevant exchange;

(2)	a suspension in trading in a futures or option contract on an Underlying Stock, the Total Return Index or the Amex Pharmaceutical Index, or any successor index to the Amex Pharmaceutical Index, by a major securities market by reason of (a) a price change violating limits set by that securities market, (b) an imbalance of orders relating to those contracts or (c) a disparity in bid and ask quotes relating to those contracts will constitute a suspension of or material limitation on trading in futures or option contracts related to that stock or index;

(3)	a suspension of or material limitation on trading on the relevant exchange will not include any time when that exchange is closed for trading under ordinary circumstances; and

(4)	for the purpose of clause (A) above, any limitations on trading during significant market fluctuations under NYSE Rule 80A, or any applicable rule or regulation enacted or promulgated by the NYSE or any other self regulatory organization or the Securities and Exchange Commission of similar scope as determined by the calculation agent, will be considered “material”.

As a result of terrorist attacks, the financial markets were closed from September 11, 2001 through September 14, 2001 and levels of the Leveraged Index are not available for those dates. Those market closures would have constituted Market Disruption Events. The occurrence of a Market Disruption Event could affect the calculation of the payment on the maturity date, exchange date or redemption date you will receive. See “—Payment on the Maturity Date”, “—Exchange of the Notes Prior to the Maturity Date” and “—Redemption Event” in this pricing supplement.

Discontinuance of the Total Return Index

If the AMEX discontinues publication of the Total Return Index and the AMEX or another entity publishes a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to the Total Return Index (a “successor index”), then, upon the calculation agent’s notification of that determination to the trustee and ML&Co., the calculation agent will substitute the successor index as calculated by the AMEX or any other entity for the Total Return Index and calculate the Ending Value as described above under “—Payment at Maturity”, “—Exchange of the Notes Prior to the Maturity Date” or “—Redemption Event”, as applicable. Upon any selection by the calculation agent of a successor index, ML&Co. will cause notice to be given to holders of the Notes.

In the event that the AMEX discontinues publication of the Total Return Index and:

•	the calculation agent does not select a successor index; or

•	the successor index is not published on any of the Calculation Days,

the calculation agent will compute a substitute level for the Total Return Index in accordance with the procedures last used to calculate the Total Return Index before any discontinuance. If a successor index is selected or the calculation agent calculates a level as a substitute for the Total Return Index as described below, the successor index or level will be used as a substitute for the Total Return Index for all purposes, including the purpose of determining whether a Market Disruption Event exists.

If the AMEX discontinues publication of the Total Return Index before the Calculation Period and the calculation agent determines that no successor index is available at that time, then on each Index Business Day until the earlier to occur of:

•	the determination of the Ending Value; or

•	a determination by the calculation agent that a successor index is available,

the calculation agent will determine the value that would be used in computing the Redemption Amount as described in the preceding paragraph as if that day were a Calculation Day. The calculation agent will cause notice of each value to be published not less often than once each month in The Wall Street Journal or another newspaper of general circulation and arrange for information with respect to these values to be made available by telephone.

Notwithstanding these alternative arrangements, discontinuance of the publication of the Total Return Index may adversely affect trading in the Notes.

Events of Default and Acceleration

In case an Event of Default with respect to any Notes has occurred and is continuing, the amount payable to a holder of a Note upon any acceleration permitted by the Notes, with respect to each $10 original public offering price per unit, will be equal to the Redemption Amount, if any, calculated as though the date of acceleration were the stated maturity date of the Notes. If a bankruptcy proceeding is commenced in respect of ML&Co., the claim of the holder of a Note may be limited, under Section 502(b)(2) of Title 11 of the United States Code, to the $10 original public offering price per unit plus an additional amount of contingent interest calculated as though the date of the commencement of the proceeding were the stated maturity date of the Notes.

In case of default in payment of the Notes, whether at their stated maturity date, or upon exchange, an Early Redemption Date or acceleration, from and after that date the Notes will bear interest, payable upon demand of their holders, at the rate of        % per annum, to the extent that payment of interest is legally enforceable on the unpaid amount due and payable on that date in accordance with the terms of the Notes to the date payment of that amount has been made or duly provided for.

THE LEVERAGED INDEX

Leveraged Pharmaceutical Total Return Index

The Leveraged Index is designed to provide leveraged exposure of 150% to any change in the level of the Total Return Index. The Leveraged Index will reflect a leveraged long position equal to 150% of the level of the Total Return Index, as reduced by the fees, deductions and charges described herein. The Total Return Index will track the performance of the Amex Pharmaceutical Index and any Current Quarter Dividends (as described below under “—Dividends”) paid on the Underlying Stocks.

The Amex Pharmaceutical Index is designed to represent a cross section of widely held, highly capitalized companies involved in various phases of the pharmaceutical industry. The Amex Pharmaceutical Index is a market capitalization-weighted index reflecting the total market value of fifteen stocks. The Amex Pharmaceutical Index is a price return index, which means that it reflects the prices of the Underlying Stocks without regard to any dividends paid on the Underlying Stocks. The market capitalization weightings are obtained by AMEX for U.S. companies using the U.S. primary market prices and current shares outstanding and, for companies outside of the U.S., using the American Depositary Receipt (“ADR”) price in the U.S. primary market and total worldwide shares on an ADR equivalent basis. As of January 31, 2005, the index divisor for the Amex Pharmaceutical Index was 3,324,973,194.42352. The following is a list of the companies included in the Amex Pharmaceutical Index, their trading symbols and index weight as of January 31, 2005: Abbott Laboratories (ABT) (6.44%); Amgen Inc. (AMGN) (7.11%); Astrazeneca plc (AZN) (5.68%); Bristol-Myers Squibb Company (BMY) (4.17%); Forest Laboratories, Inc. (FRX) (1.38%); GlaxoSmithKline plc (GSK) (12.02%); IVAX Corporation (IVX) (0.35%); Johnson & Johnson (JNJ) (17.51%); King Pharmaceuticals, Inc. (KG) (0.23%); Eli Lilly & Company (LLY) (5.54%); Merck & Co., Inc. (MRK) (5.67%); Pfizer Inc. (PFE) (16.74%); Sanofi-Synthelab Ads (SNY) (9.39%); Schering-Plough Corporation (SGP) (2.54%); and Wyeth (WYE) (5.24%). We have included a brief description of each of these companies and their corresponding dividend yield and historical stock price information in Annex A to this pricing supplement.

Index Eligibility and Maintenance

The AMEX may change the composition of the Amex Pharmaceutical Index at any time to reflect the conditions of the pharmaceutical industry and to ensure that the Underlying Stocks, in its view, continue to represent the pharmaceutical industry. The Amex Pharmaceutical Index is maintained in accordance with AMEX Exchange Rule 901c, which, among other things, requires that securities meet the following requirements in order to be eligible for inclusion in the Amex Pharmaceutical Index:

•	All Underlying Stocks must either be listed on the AMEX, the NYSE or traded through the facilities of the National Association of Securities Dealers Automated Quotation System and reported National Market System securities;

•	Each Underlying Stock must have a minimum market value of at least $75 million, except that, for each of the lowest weighted Underlying Stocks that in the aggregate account for no more than 10% of the weight of the Amex Pharmaceutical Index, the market value must be at least $50 million;

•	The trading volume of each Underlying Stock in each of the last six months must not be less than 1,000,000 shares, except that, for each of the lowest weighted Underlying Stocks that in the aggregate account for no more than 10% of the weight of the Amex Pharmaceutical Index, the trading volume must be at least 500,000 shares in each of the last six months;

•	At least 90% of the numerical value of the Amex Pharmaceutical Index, and at least 80% of the total number of Underlying Stocks, must meet the current criteria for standardized option trading set forth in AMEX Exchange Rule 915; and

•	ADRs that are not subject to comprehensive surveillance agreements must not in the aggregate represent more than 20% of the weight of the Amex Pharmaceutical Index.

In choosing among pharmaceutical stocks that meet the minimum criteria set forth above, the AMEX generally selects stocks that have a minimum market value of at least $500 million and have an average monthly trading volume in the U.S. markets over the previous six month period of not less than 1,000,000 shares (or ADRs). Although the stocks currently selected for inclusion in the Amex Pharmaceutical Index surpass the above additional criteria, the AMEX uses these additional criteria as guidelines only. Every quarter (March, June, September, December) the Underlying Stocks are reviewed to ensure that each of them continues to meet the minimum criteria set forth above.

Dividends

The Current Quarter Dividend for any day for each Underlying Stock will be determined by the AMEX by taking the dividend amount per share paid on that Underlying Stock and (i) multiplying that amount by the number of shares of the company issuing that Underlying Stock on the relevant ex-dividend date; and (ii) dividing that product by the index divisor. “Current Quarter Dividends” will be determined by the AMEX and will equal the sum of the results obtained from the above formula for each dividend paid during the Current Calendar Quarter by each company issuing an Underlying Stock. “Current Quarter” will mean the calendar quarter containing the day for which the applicable Current Quarter Dividends are being determined.

As of the first day of the start of each calendar quarter, the AMEX will allocate the Current Quarter Dividends as of the end of the immediately preceding calendar quarter to the Total Return Index.

Hypothetical Historical Data on the Leveraged Index

While no historical information on the Leveraged Index or the Total Return Index will exist before the Pricing Date, the following table sets forth the historical performance of these indices as of the last trading day of each month from January 2000 through January 2005, assuming the level of each index was 100 on January 3, 2000. The historical data on these indices is not necessarily indicative of their future performance or what the value of the Notes may be. Any historical upward or downward trend in the level of the Leveraged Index or the Total Return Index during any period set forth below is not any indication that the Leveraged Index is more or less likely to increase or decrease at any time during the term of the Notes.

	2000		2001		2002
	Leveraged Index	Total Return Index	Leveraged Index	Total Return Index	Leveraged Index	Total Return Index
January	106.19	104.41	123.05	119.36	107.35	111.32
February	87.52	92.19	123.82	120.14	110.59	113.70
March	99.06	100.18	112.03	112.41	107.52	111.74
April	110.87	108.35	116.44	115.67	95.53	103.65
May	116.51	112.45	118.54	117.35	89.08	99.34
June	129.90	121.75	108.91	111.01	77.27	91.30
July	117.38	113.65	117.94	117.42	73.86	89.09
August	116.20	113.17	109.72	112.03	73.23	88.79
September	125.54	119.76	112.99	114.46	65.28	83.41
October	128.69	122.23	111.50	113.65	75.13	90.40
November	137.29	128.36	116.39	117.18	79.92	93.86
December	139.55	130.20	109.19	112.41	73.78	89.71

	2003		2004		2005
	Leveraged Index	Total Return Index	Leveraged Index	Total Return Index	Leveraged Index	Total Return Index
January	72.83	89.18	92.50	104.55	76.06*	94.54*
February	68.51	86.26	93.20	105.17
March	73.67	90.00	84.27	98.97
April	81.21	95.41	88.82	102.33
May	81.44	95.70	89.15	102.69
June	87.21	99.88	86.45	100.91
July	82.18	96.47	81.93	97.82
August	76.55	92.62	85.58	100.58
September	79.40	94.76	79.51	96.39
October	80.48	95.65	77.09	94.79
November	81.88	96.76	76.06	94.22
December	90.52	103.01	82.90	99.31

*	As of January 28, 2005.

The following graph sets forth the hypothetical historical performance of the Leveraged Index presented in the preceding table. This hypothetical historical information is not necessarily indicative of the future performance of the Leveraged Index.

License Agreement

AMEX and MLPF&S have entered into a non-exclusive license agreement providing for the license to MLPF&S, in exchange for a fee, of the right to use the Amex Pharmaceutical Index, which is owned and published by AMEX, in connection certain securities, including the Notes. ML&Co. is an authorized sublicensee of MLPF&S.

The license agreement between AMEX and MLPF&S provides that the following language must be stated in this pricing supplement:

“The AMEX Pharmaceutical Index is sponsored by, and is a service mark of, the American Stock Exchange LLC (the “Exchange”). The Amex Pharmaceutical Index is being used with the permission of the Exchange.

The Exchange in no way sponsors, endorses or is otherwise involved in the transactions specified and described in this pricing supplement and the Exchange disclaims any liability to any party for any inaccuracy in the data on which the Amex Pharmaceutical Index is based, for any mistakes, errors or omissions in the calculation and/or dissemination of the Amex Pharmaceutical Index, or for the manner in which it is applied in connection with this pricing supplement.

All disclosures contained in this pricing supplement regarding the Total Return Index and the Amex Pharmaceutical Index, including their make-up, method of calculation and changes in their components, are derived from publicly available information prepared by the AMEX. ML&Co. and MLPF&S do not assume any responsibility for the accuracy or completeness of that information.

UNITED STATES FEDERAL INCOME TAXATION

Set forth in full below is the opinion of Sidley Austin Brown & Wood LLP, counsel to ML&Co. (“Tax Counsel”). As the law applicable to the U.S. federal income taxation of instruments such as the Notes is technical and complex, the discussion below necessarily represents only a general summary. The following discussion is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including changes in effective dates) or possible differing interpretations. The discussion below supplements the discussion set forth under the section entitled “United States Federal Income Taxation” that is contained in the accompanying prospectus supplement and supercedes that discussion to the extent that it contains information that is inconsistent with that which is contained in the accompanying prospectus supplement. The discussion below deals only with Notes held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, real estate investment trusts, tax-exempt entities (except to the extent specifically discussed below), dealers in securities or currencies, persons holding Notes as a hedge against currency risks, as a position in a “straddle” or as part of a “hedging”, “conversion” or “integrated” transaction for tax purposes, or persons whose functional currency is not the United States dollar. It also does not deal with holders other than original purchasers (except where otherwise specifically noted). If a partnership holds the Notes, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Thus, persons who are partners in a partnership holding the Notes should consult their own tax advisors. Moreover, all persons considering the purchase of the Notes should consult their own tax advisors concerning the application of U.S. federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the Notes arising under the laws of any other taxing jurisdiction.

As used herein, the term “U.S. Holder” means a beneficial owner of a Note that is for U.S. federal income tax purposes (i) a citizen or resident of the United States, (ii) a corporation or a partnership (including an entity treated as a corporation or a partnership for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States, any state thereof or the District of Columbia (unless, in the case of a partnership, Treasury regulations are adopted that provide otherwise), (iii) an estate whose income is subject to U.S. federal income tax regardless of its source, (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (v) any other person whose income or gain in respect of a Note is effectively connected with the conduct of a United States trade or business. Certain trusts not described in clause (iv) above in existence on August 20, 1996, that elect to be treated as United States persons will also be U.S. Holders for purposes of the following discussion. As used herein, the term “non-U.S. Holder” means a beneficial owner of a Note that is not a U.S. Holder.

General

There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization and treatment, for U.S. federal income tax purposes, of the Notes or securities with terms substantially the same as the Notes. Accordingly, the proper U.S. federal income tax characterization and treatment of the Notes is uncertain. Pursuant to the terms of the Notes, ML&Co. and every holder of a Note agree (in the absence of an administrative determination or judicial ruling to the contrary) to characterize each Note for all tax purposes as a pre-paid cash-settled forward contract linked to the level of the Leveraged Index. In the opinion of Tax Counsel, this characterization and tax treatment of the Notes, although not the only reasonable characterization and tax treatment, is based on reasonable interpretations of law currently in effect and, even if successfully challenged by the Internal Revenue Service (the “IRS”), will not result in the imposition of penalties. The treatment of the Notes described above is not, however, binding on the IRS or the courts. No statutory, judicial or administrative authority directly addresses the characterization of the Notes or instruments similar to the Notes for U.S. federal income tax purposes, and no ruling is being requested from the IRS with respect to the Notes.

Due to the absence of authorities that directly address instruments that are similar to the Notes, significant aspects of the U.S. federal income tax consequences of an investment in the Notes are not certain, and no assurance can be given that the IRS or the courts will agree with the characterization described above. Accordingly, prospective purchasers are urged to consult their own tax advisors regarding the U.S. federal income tax consequences of an investment in the Notes (including alternative characterizations of the Notes) and with respect to any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction. Unless otherwise stated, the following discussion is based on the assumption that the treatment described above is accepted for U.S. federal income tax purposes.

Tax Treatment of the Notes

Assuming the characterization of the Notes as set forth above, Tax Counsel believes that the following U.S. federal income tax consequences should result.

Tax Basis.    A U.S. Holder’s tax basis in a Note will equal the amount paid by the U.S. Holder to acquire the Note.

Payment on the Maturity Date.    Upon the receipt of cash on the maturity date of the Notes, a U.S. Holder will recognize gain or loss. The amount of that gain or loss will be the extent to which the amount of the cash received differs from the U.S. Holder’s tax basis in the Note. It is uncertain whether any gain or loss would be treated as ordinary income or loss or capital gain or loss. Absent a future clarification in current law (by an administrative determination or judicial ruling), where required, ML&Co. intends to report any gain or loss to the IRS in a manner consistent with the treatment of that gain or loss as capital gain or loss. If that gain or loss is treated as capital gain or loss, then any gain or loss will generally be long-term capital gain or loss, as the case may be, if the U.S. Holder held the Note for more than one year as of the maturity date. The deductibility of capital losses is subject to certain limitations.

Sale, Exchange or Redemption of the Notes.    Upon a sale, exchange or redemption of a Note prior to the maturity date of the Notes, a U.S. Holder will generally recognize capital gain or loss in an amount equal to the difference between the amount realized on that sale, exchange or redemption and that U.S. Holder’s tax basis in the Note so sold, exchanged or redeemed. Capital gain or loss will generally be long-term capital gain or loss if the U.S. Holder held the Note for more than one year at the time of the sale, exchange or redemption. As discussed above, the deductibility of capital losses is subject to certain limitations.

Possible Alternative Tax Treatments of an Investment in the Notes

Due to the absence of authorities that directly address the proper characterization of the Notes, no assurance can be given that the IRS will accept, or that a court will uphold, the characterization and tax treatment described above. In particular, the IRS could seek to analyze the U.S. federal income tax consequences of owning the Notes under Treasury regulations governing contingent payment debt instruments (the “CPDI Regulations”).

If the IRS were successful in asserting that the CPDI Regulations applied to the Notes, the timing and character of income, gain or loss recognized with respect to the Notes would significantly differ from the timing and character of income, gain or loss described above. Among other things, a U.S. Holder would be required to accrue original issue discount on the Notes every year at a “comparable yield” for us, determined at the time of issuance of the Notes. Furthermore, any gain realized on the maturity date or upon a sale, exchange or redemption of the Notes prior to the maturity date would generally be treated as ordinary income, and any loss would be generally treated as ordinary loss to the extent of the U.S. Holder’s prior accruals of original issue discount and capital loss thereafter.

In addition to the potential applicability of the CPDI Regulations to the Notes, other alternative U.S. federal income tax characterizations or treatments of the Notes may also be possible, and if applied could also affect the timing and the character of the income or loss with respect to the Notes. Accordingly, prospective purchasers are urged to consult their tax advisors regarding the U.S. federal income tax consequences of an investment in the Notes.

Constructive Ownership Law

Section 1260 of the Internal Revenue Code of 1986, as amended (the “Code”), treats a taxpayer owning certain types of derivative positions in property as having “constructive ownership” of that property, with the result that all or a portion of any long-term capital gain recognized by that taxpayer with respect to the derivative position will be recharacterized as ordinary income. In its current form, Section 1260 of the Code does not apply to the Notes. If Section 1260 of the Code were to apply to the Notes in the future, however, the effect on a U.S. Holder of a Note would be to treat all or a portion of any long-term capital gain recognized by that U.S. Holder on the sale, exchange or maturity of a Note as ordinary income. In addition, Section 1260 of the Code would impose an interest charge on any gain that was recharacterized. U.S. Holders should consult their tax advisors regarding the potential application of Section 1260 of the Code, if any, to the purchase, ownership and disposition of a Note.

Unrelated Business Taxable Income

Section 511 of the Code generally imposes a tax, at regular corporate or trust income tax rates, on the “unrelated business taxable income” of certain tax-exempt organizations, including qualified pension and profit sharing plan trusts and individual retirement accounts. As discussed above, the U.S. federal income tax characterization of the Notes is uncertain. Nevertheless, in general, if the Notes are held for investment purposes, the amount of income or gain, if any, realized on the maturity date, upon an early redemption of the Notes or upon a sale or exchange of a Note prior to the maturity date, or any income that would accrue to a holder of a Note if the Notes were characterized as contingent payment debt instruments (as discussed above), will not constitute unrelated business taxable income. However, if a Note constitutes debt-financed property (as defined in Section 514(b) of the Code) by reason of indebtedness incurred by a holder of a Note to purchase the Note, all or a portion of any income or gain realized with respect to such Note may be classified as unrelated business taxable income pursuant to Section 514 of the Code. Moreover, prospective investors in the Notes should be aware that whether or not any income or gain realized with respect to a Note which is owned by an organization that is generally exempt from U.S. federal income taxation pursuant to Section 501(a) of the Code constitutes unrelated business taxable income will depend upon the specific facts and circumstances applicable to such organization. Accordingly, any potential investors in the Notes that are generally exempt from U.S. federal income taxation pursuant to Section 501(a) of the Code are urged to consult with their own tax advisors concerning the U.S. federal income tax consequences to them of investing in the Notes.

Non-U.S. Holders

Based on the treatment of each Note as a pre-paid cash-settled forward contract linked to the level of the Leveraged Index, in the case of a non-U.S. Holder, a payment made with respect to a Note on the maturity date or upon exchange or redemption will not be subject to United States withholding tax, provided that the non-U.S. Holder complies with applicable certification requirements and that the payment is not effectively connected with a United States trade or business of the non-U.S. Holder. Any capital gain realized on the maturity date or upon the sale, exchange or redemption of a Note by a non-U.S. Holder will generally not be subject to U.S. federal income tax if (i) that gain is not effectively connected with a United States trade or business of the non-U.S. Holder and (ii) in the case of an individual non-U.S. Holder, the individual is not present in the United States for 183 days or more in the taxable year of the maturity date, sale, exchange or redemption, or the gain is not attributable to a fixed place of business maintained by the individual in the United States, and the individual does not have a “tax home” (as defined for U.S. federal income tax purposes) in the United States.

As discussed above, alternative characterizations of the Notes for U.S. federal income tax purposes are possible. Should an alternative characterization of the Notes, by reason of a change or clarification of the law, by regulation or otherwise, cause payments with respect to the Notes to become subject to withholding tax, ML&Co. will withhold tax at the applicable statutory rate. Prospective non-U.S. Holders of the Notes should consult their own tax advisors in this regard.

Backup Withholding

A beneficial owner of a Note may be subject to backup withholding at the applicable statutory rate of U.S. federal income tax on certain amounts paid to the beneficial owner unless the beneficial owner provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with applicable requirements of the backup withholding rules.

Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against the beneficial owner’s U.S. federal income tax provided the required information is furnished to the IRS.

ERISA CONSIDERATIONS

Each fiduciary of a pension, profit-sharing or other employee benefit plan (a “plan”) subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), should consider the fiduciary standards of ERISA in the context of the plan’s particular circumstances before authorizing an investment in the Notes. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the plan, and whether the investment would involve a prohibited transaction under Section 406 of ERISA or Section 4975 of the Code.

Section 406 of ERISA and Section 4975 of the Code prohibit plans, as well as individual retirement accounts and Keogh plans subject to Section 4975 of the Code (also “plans”) from engaging in certain transactions involving “plan assets” with persons who are “parties in interest” under ERISA or “disqualified persons” under the Code (“parties in interest”) with respect to the plan or account. A violation of these prohibited transaction rules may result in civil penalties or other liabilities under ERISA and/or an excise tax under Section 4975 of the Code for those persons, unless exemptive relief is available under an applicable statutory, regulatory or administrative exemption. Certain employee benefit plans and arrangements including those that are governmental plans (as defined in section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and foreign plans (as described in Section 4(b)(4) of ERISA) (“non-ERISA arrangements”) are not subject to the requirements of ERISA or Section 4975 of the Code but may be subject to similar provisions under applicable federal, state, local, foreign or other regulations, rules or laws (“similar laws”).

The acquisition of the Notes by a plan with respect to which we, MLPF&S or certain of our affiliates is or becomes a party in interest may constitute or result in prohibited transaction under ERISA or Section 4975 of the Code, unless those Notes are acquired pursuant to and in accordance with an applicable exemption. The U.S. Department of Labor has issued five prohibited transaction class exemptions, or “PTCEs”, that may provide exemptive relief if required for direct or indirect prohibited transactions that may arise from the purchase or holding of the Notes. These exemptions are:

(1)	PTCE 84-14, an exemption for certain transactions determined or effected by independent qualified professional asset managers;

(2)	PTCE 90-1, an exemption for certain transactions involving insurance company pooled separate accounts;

(3)	PTCE 91-38, an exemption for certain transactions involving bank collective investment funds;

(4)	PTCE 95-60, an exemption for transactions involving certain insurance company general accounts; and

(5)	PTCE 96-23, an exemption for plan asset transactions managed by in-house asset managers.

The Notes may not be purchased or held by (1) any plan, (2) any entity whose underlying assets include “plan assets” by reason of any plan’s investment in the entity (a “plan asset entity”) or (3) any person investing “plan assets” of any plan, unless in each case the purchaser or holder is eligible for the exemptive relief available under one or more of the PTCEs listed above or another applicable similar exemption. Any purchaser or holder of the Notes or any interest in the Notes will be deemed to have represented by its purchase and holding of the Notes that it either (1) is not a plan or a plan asset entity and is not purchasing those Notes on behalf of or with “plan assets” of any plan or plan asset entity or (2) with respect to the purchase or holding, is eligible for the exemptive relief available under any of the PTCEs listed above or another applicable exemption. In addition, any purchaser or holder of the Notes or any interest in the Notes which is a non-ERISA arrangement will be deemed to have represented by its purchase and holding of the Notes that its purchase and holding will not violate the provisions of any similar law.

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is important that fiduciaries or other persons considering purchasing the Notes on behalf of or with “plan assets” of any plan, plan asset entity or non-ERISA arrangement consult with their counsel regarding the availability of exemptive relief under any of the PTCEs listed above or any other applicable exemption, or the potential consequences of any purchase or holding under similar laws, as applicable.

USE OF PROCEEDS AND HEDGING

The net proceeds from the sale of the Notes will be used as described under “Use of Proceeds” in the accompanying prospectus and to hedge market risks of ML&Co. associated with its obligation to pay the Redemption Amount or Exchange Amount.

SUPPLEMENTAL PLAN OF DISTRIBUTION

MLPF&S has advised ML&Co. that it proposes initially to offer all or part of the Notes directly to the public on a fixed price basis at the offering prices set forth on the cover of this pricing supplement. After the initial public offering, the public offering prices may be changed. The obligations of MLPF&S are subject to certain conditions and it is committed to take and pay for all of the Notes if any are taken.

ML&Co. has entered into an arrangement with one of its subsidiaries to hedge the market risks associated with ML&Co.’s obligation to pay the Redemption Amount or Exchange Amount. In connection with this arrangement, this subsidiary will pay MLPF&S $.10 per unit as part of its underwriting fee.

The Notes are ineligible assets in MLPF&S’ asset-based brokerage service Unlimited Advantage, which means that purchasers will not pay Unlimited Advantage annual asset-based fees on the Notes but will pay commissions on any secondary market purchases and sales of the Notes.

In addition to the compensation paid at the time of the original sale of the Notes, MLPF&S will pay an additional amount on each anniversary of the Pricing Date from 2006 through 2009 to brokers whose client accounts purchased the units in the initial distribution and who continue to hold their Notes. This additional amount will equal 1% per unit based on the Redemption Amount of the Notes calculated as if the applicable anniversary of the Pricing Date was the stated maturity date and the Ending Value was equal to the closing level of the Leveraged Index on that date. Also, MLPF&S may from time to time pay additional amounts to brokers whose client accounts purchased Notes in the secondary market and continue to hold those Notes.

EXPERTS

The restated consolidated financial statements and the related restated financial statement schedule incorporated in this pricing supplement by reference from the Current Report on Form 8-K of Merrill Lynch & Co., Inc. and subsidiaries dated May 4, 2004 for the year ended December 26, 2003 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports dated March 1, 2004 (May 4, 2004 as to Note 2) (which express unqualified opinions, and which report on the consolidated financial statements includes explanatory paragraphs for the change in accounting method in 2002 for goodwill amortization to conform to Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, and for the change in accounting method in 2004 for stock-based compensation to conform to Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, as amended by Statement of Financial Accounting Standards No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure, by retroactively restating its 2003, 2002 and 2001 consolidated financial statements), which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of that firm given upon their authority as experts in accounting and auditing.

With respect to the unaudited condensed consolidated financial statements for the periods ended March 26, 2004 and March 28, 2003, June 25, 2004 and June 27, 2003 and September 24, 2004 and September 26, 2003 which are incorporated herein by reference, Deloitte & Touche LLP, an independent registered public accounting firm, have applied limited procedures in accordance with standards of the Public Company Accounting Oversight Board (United States) for a review of such information. However, as stated in their reports included in Merrill Lynch & Co., Inc. and subsidiaries’ Quarterly Reports on Form 10-Q for the quarters ended March 26, 2004, June 25, 2004 and September 24, 2004 and incorporated by reference herein, they did not audit and they do not express opinions on those unaudited condensed consolidated financial statements. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited condensed consolidated financial statements because those reports are not “reports” or a “part” of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

INDEX OF CERTAIN DEFINED TERMS

Page
Business Day	PS-14
Calculation Day	PS-13
Calculation Period	PS-13
Daily Leverage Charge	PS-4
Early Redemption Date	PS-5
Ending Value	PS-4
Exchange Amount	PS-5
Exchange Date	PS-13
Exchange Notice Period	PS-13
Index Adjustment Factor	PS-4
Index Business Day	PS-13
Leveraged Index	PS-3
Market Disruption Event	PS-16
Notes	PS-1
Pricing Date	PS-3
Redemption Amount	PS-4
Starting Value	PS-4
successor index	PS-17
Total Return Index	PS-3
Underlying Stocks	PS-3

ANNEX A

This annex contains tables which provide a brief synopsis of the business of each of the Underlying Stocks as well as the split-adjusted month-end closing market prices for each Underlying Stock in each month from January 2000 through January 2005 (or from the first month-end for which that data is available) as of January 31, 2005. Please note that the historical prices of the Underlying Stocks are not indicative of the future performance of the Underlying Stocks or the Leveraged Index. The following information, with respect to the business of each company issuing an Underlying Stock, has been derived from publicly available documents published by that company. Because the common stock of each of those companies is registered under the Securities Exchange Act of 1934, those companies are required to file periodically financial and other information specified by the Securities and Exchange Commission (the “SEC”). For more information about those companies, information provided to or filed with the SEC by those companies can be inspected at the SEC’s public reference facilities or accessed through the SEC’s web site referenced in the accompanying prospectus under the section entitled “Where You Can Find More Information”.

ABBOTT LABORATORIES

Abbott Laboratories is a health care company that discovers, develops, manufactures and sells health care products. Abbott’s principal businesses are pharmaceutical, nutritional and medical products, including diagnostic and cardiovascular devises.

2000	Closing Price	2001	Closing Price	2002	Closing Price	2003	Closing Price	2004	Closing Price
January	30.52	January	41.96	January	53.97	January	35.66	January	40.29
February	30.63	February	45.82	February	52.89	February	33.32	February	40.03
March	32.91	March	44.14	March	49.20	March	35.18	March	38.44
April	35.95	April	43.38	April	50.46	April	38.00	April	41.17
May	38.06	May	48.62	May	44.43	May	41.67	May	41.21
June	41.68	June	44.91	June	35.22	June	40.93	June	40.76
July	38.93	July	50.13	July	38.73	July	36.71	July	39.35
August	40.92	August	46.49	August	37.44	August	37.69	August	41.69
September	44.49	September	48.50	September	37.79	September	39.80	September	42.36
October	49.40	October	49.55	October	39.16	October	39.86	October	42.63
November	51.50	November	51.44	November	40.95	November	41.34	November	41.96
December	45.31	December	52.15	December	37.41	December	43.59	December	46.65

The closing price on January 31, 2005 was $45.02 and the dividend yield was 2.31%.

AMGEN INC.

Amgen Inc. is a global biotechnology company that discovers, develops, manufactures and markets human therapeutics based on advances in cellular and molecular biology.

2000	Closing Price	2001	Closing Price	2002	Closing Price	2003	Closing Price	2004	Closing Price
January	63.69	January	70.31	January	55.50	January	50.96	January	64.49
February	68.19	February	72.06	February	57.98	February	54.64	February	63.53
March	61.38	March	60.19	March	59.68	March	57.55	March	58.17
April	56.00	April	61.14	April	52.88	April	61.31	April	56.27
May	63.63	May	66.38	May	47.63	May	64.71	May	54.70
June	70.25	June	60.68	June	41.88	June	66.44	June	54.57
July	64.94	July	62.71	July	45.64	July	69.58	July	56.88
August	75.81	August	64.30	August	45.03	August	65.90	August	59.29
September	69.83	September	58.77	September	41.70	September	64.57	September	56.68
October	57.94	October	56.82	October	46.56	October	61.76	October	56.80
November	63.63	November	66.43	November	47.20	November	57.51	November	60.04
December	63.94	December	56.44	December	48.34	December	61.80	December	64.15

The closing price on January 31, 2005 was $62.24 and the dividend yield was 0.00%.

ASTRAZENECA PLC

Astrazeneca plc is an international research based pharmaceutical company engaged in the development, manufacture and marketing of ethical (prescription) pharmaceutical products.

2000	Closing Price	2001	Closing Price	2002	Closing Price	2003	Closing Price	2004	Closing Price
January	37.14	January	44.41	January	46.99	January	34.34	January	48.27
February	32.38	February	46.25	February	50.98	February	32.12	February	48.62
March	39.58	March	48.25	March	49.59	March	34.31	March	46.73
April	41.17	April	47.52	April	46.55	April	39.87	April	47.85
May	41.11	May	47.82	May	43.72	May	41.24	May	46.90
June	45.45	June	46.75	June	41.00	June	40.77	June	45.64
July	41.78	July	50.45	July	36.59	July	40.22	July	44.92
August	44.53	August	48.50	August	29.15	August	39.65	August	46.53
September	51.37	September	46.70	September	30.57	September	43.40	September	41.13
October	46.61	October	45.11	October	37.55	October	47.68	October	41.20
November	51.44	November	45.45	November	37.84	November	45.95	November	39.39
December	51.50	December	46.60	December	35.09	December	48.38	December	36.39

The closing price on January 31, 2005 was $37.60 and the dividend yield was 3.43%.

BRISTOL-MYERS SQUIBB COMPANY

Bristol-Myers Squibb Company is a health and personal care company that focuses on the manufacture and sale of a range of pharmaceutical and related products. These products include: cardiovascular and anti-cancer prescription pharmaceuticals; consumer medicines, such as analgesics; skin care products; and nutritional products.

2000	Closing Price	2001	Closing Price	2002	Closing Price	2003	Closing Price	2004	Closing Price
January	62.82	January	58.91	January	45.37	January	23.59	January	28.05
February	54.07	February	60.35	February	47.00	February	23.30	February	27.82
March	54.97	March	56.54	March	40.49	March	21.13	March	24.23
April	49.91	April	53.30	April	28.80	April	25.54	April	25.10
May	52.41	May	51.62	May	31.12	May	25.60	May	25.27
June	55.44	June	49.78	June	25.70	June	27.15	June	24.50
July	47.23	July	56.29	July	23.43	July	26.20	July	22.90
August	50.44	August	56.14	August	24.95	August	25.37	August	23.73
September	54.37	September	55.56	September	23.80	September	25.66	September	23.67
October	58.00	October	53.45	October	24.61	October	25.37	October	23.43
November	65.97	November	53.76	November	26.50	November	26.35	November	23.50
December	70.37	December	51.00	December	23.15	December	28.60	December	25.62

The closing price on January 31, 2005 was $23.44 and the dividend yield was 4.78%.

FOREST LABORATORIES, INC.

Forest Laboratories, Inc. and its subsidiaries develop, manufacture and sell ethical (prescription) drug products, as well as non-prescription pharmaceutical products sold over-the-counter. Forest’s most important United States products consist of branded ethical drug specialties marketed directly, or “detailed,” to physicians by its Forest Pharmaceuticals, Forest Therapeutics, Forest Healthcare, Forest Ethicare and Forest Specialty Sales sales forces.

2000	Closing Price	2001	Closing Price	2002	Closing Price	2003	Closing Price	2004	Closing Price
January	16.88	January	33.48	January	41.45	January	51.75	January	74.49
February	17.08	February	34.77	February	39.76	February	49.80	February	75.48
March	21.13	March	29.62	March	40.85	March	53.97	March	71.62
April	21.02	April	30.58	April	38.57	April	51.72	April	64.48
May	22.13	May	37.03	May	36.92	May	50.50	May	63.39
June	25.25	June	35.50	June	35.40	June	54.75	June	56.63
July	26.75	July	39.28	July	38.74	July	47.88	July	50.29
August	24.47	August	36.51	August	36.50	August	47.00	August	45.85
September	28.67	September	36.07	September	41.01	September	51.45	September	44.98
October	33.13	October	37.19	October	49.00	October	50.01	October	44.60
November	33.88	November	35.40	November	53.67	November	54.64	November	38.97
December	33.22	December	40.98	December	49.11	December	61.80	December	44.86

The closing price on January 31, 2005 was $41.53 and the dividend yield was 0.00%.

GLAXOSMITHKLINE PLC

GlaxoSmithKline plc, and its subsidiary and associated undertakings, constitute a global healthcare group engaged in the creation, discovery, development, manufacture and marketing of pharmaceutical and consumer health-related products.

2000	Closing Price	2001	Closing Price	2002	Closing Price	2003	Closing Price	2004	Closing Price
January	52.75	January	52.55	January	48.22	January	38.76	January	44.00
February	48.75	February	55.31	February	48.95	February	35.05	February	42.62
March	57.31	March	52.30	March	47.00	March	35.19	March	39.95
April	62.81	April	53.57	April	48.05	April	40.52	April	42.00
May	56.31	May	54.69	May	40.75	May	40.01	May	42.45
June	57.81	June	56.20	June	43.14	June	40.54	June	41.46
July	57.13	July	57.76	July	39.50	July	38.31	July	40.95
August	57.56	August	52.95	August	37.89	August	38.83	August	41.14
September	60.44	September	56.12	September	38.43	September	42.40	September	43.73
October	58.19	October	53.30	October	37.69	October	43.29	October	42.40
November	57.31	November	50.81	November	38.00	November	45.88	November	42.54
December	56.00	December	49.82	December	37.46	December	46.62	December	47.39

The closing price on January 31, 2005 was $44.57 and the dividend yield was 1.64%.

IVAX CORPORATION

Ivax Corporation is a multinational company engaged in the research, development, manufacture and marketing of pharmaceutical products. Ivax manufactures and/or markets several brand name pharmaceutical products and a wide variety of brand equivalent and over-the-counter pharmaceutical products, primarily in the United States, Europe and Latin America.

2000	Closing Price	2001	Closing Price	2002	Closing Price	2003	Closing Price	2004	Closing Price
January	14.19	January	22.21	January	15.60	January	9.32	January	20.00
February	14.56	February	24.00	February	13.60	February	9.03	February	17.81
March	17.44	March	20.16	March	12.84	March	9.80	March	18.22
April	17.52	April	25.63	April	9.44	April	12.86	April	17.04
May	24.08	May	26.96	May	10.46	May	13.85	May	19.48
June	26.56	June	31.20	June	8.64	June	14.28	June	19.19
July	31.52	July	27.20	July	10.80	July	13.72	July	19.08
August	22.16	August	26.93	August	10.96	August	15.84	August	19.36
September	29.44	September	17.74	September	9.82	September	15.68	September	19.15
October	27.84	October	16.44	October	10.04	October	15.41	October	18.10
November	26.28	November	16.48	November	10.81	November	17.16	November	15.61
December	24.51	December	16.11	December	9.70	December	19.10	December	15.82

The closing price on January 31, 2005 was $15.03 and the dividend yield was 0.00%.

JOHNSON & JOHNSON

Johnson & Johnson is engaged in the manufacture and sale of a broad range of products in the health care field. Through over 200 operating companies, it conducts business in virtually all countries of the world. Johnson & Johnson’s primary interest, both historically and currently, has been in products related to human health and well-being.

2000	Closing Price	2001	Closing Price	2002	Closing Price	2003	Closing Price	2004	Closing Price
January	43.03	January	46.57	January	57.51	January	53.61	January	53.42
February	35.88	February	48.67	February	60.90	February	52.45	February	53.91
March	35.03	March	43.74	March	64.95	March	57.87	March	50.72
April	41.25	April	48.24	April	63.86	April	56.36	April	54.03
May	44.75	May	48.48	May	61.35	May	54.35	May	55.71
June	50.94	June	50.00	June	52.26	June	51.70	June	55.70
July	46.53	July	54.10	July	53.00	July	51.79	July	55.27
August	45.97	August	52.71	August	54.31	August	49.58	August	58.10
September	46.97	September	55.40	September	54.08	September	49.52	September	56.33
October	46.06	October	57.91	October	58.75	October	50.33	October	58.38
November	50.00	November	58.25	November	57.02	November	49.29	November	60.32
December	52.53	December	59.10	December	53.71	December	51.66	December	63.42

The closing price on January 31, 2005 was $64.70 and the dividend yield was 1.76%.

KING PHARMACEUTICALS, INC.

King Pharmaceuticals, Inc. is a vertically integrated pharmaceutical company that develops, manufactures, markets and sells branded prescription pharmaceutical products. Through marketing alliances, King markets its branded pharmaceutical products to general/family practitioners, internal medicine physicians, cardiologists, endocrinologists, psychiatrists, neurologists, obstetricians/gynecologists and hospitals across the United States and in Puerto Rico.

2000	Closing Price	2001	Closing Price	2002	Closing Price	2003	Closing Price	2004	Closing Price
January		January	33.98	January	36.40	January	14.68	January	16.68
February		February	34.43	February	31.06	February	16.75	February	19.27
March		March	30.56	March	35.01	March	11.93	March	16.84
April		April	31.60	April	31.34	April	12.61	April	17.25
May	26.75	May	37.94	May	27.05	May	14.31	May	13.36
June	32.91	June	40.31	June	22.25	June	14.76	June	11.45
July	22.59	July	45.20	July	21.21	July	15.06	July	11.29
August	24.09	August	43.25	August	21.31	August	14.05	August	12.46
September	25.08	September	41.95	September	18.17	September	15.15	September	11.94
October	33.61	October	38.99	October	15.35	October	13.40	October	10.91
November	36.56	November	39.84	November	18.98	November	12.91	November	12.45
December	38.77	December	42.13	December	17.19	December	15.26	December	12.40

The closing price on January 31, 2005 was $10.51 and the dividend yield was 0.00%.

ELI LILLY & COMPANY

Eli Lilly & Company discovers, develops, manufactures and sells products in one significant business segment—pharmaceutical products. Eli Lilly manufactures and distributes its products through owned or leased facilities in the United States, Puerto Rico and 17 other countries. Eli Lilly’s products are sold in approximately 140 countries.

2000	Closing Price	2001	Closing Price	2002	Closing Price	2003	Closing Price	2004	Closing Price
January	66.88	January	78.80	January	75.10	January	60.24	January	68.04
February	59.44	February	79.46	February	75.73	February	56.56	February	73.94
March	63.00	March	76.66	March	76.20	March	57.15	March	66.90
April	77.31	April	85.00	April	66.05	April	63.82	April	73.81
May	76.13	May	84.70	May	64.70	May	59.77	May	73.67
June	99.88	June	74.00	June	56.40	June	68.97	June	69.91
July	103.88	July	79.28	July	58.42	July	65.84	July	63.72
August	73.00	August	77.63	August	58.05	August	66.53	August	63.45
September	81.13	September	80.70	September	55.34	September	59.40	September	60.05
October	89.38	October	76.50	October	55.50	October	66.62	October	54.91
November	93.69	November	82.67	November	68.30	November	68.56	November	53.33
December	93.06	December	78.54	December	63.50	December	70.33	December	56.75

The closing price on January 31, 2005 was $54.24 and the dividend yield was 2.80%.

MERCK & CO., INC.

Merck & Co., Inc. is a global research-driven pharmaceutical products company that discovers, develops, manufactures and markets a broad range of innovative products to improve human and animal health, directly and through its joint ventures. Merck sells its products primarily to drug wholesalers and retailers, hospitals, clinics, government agencies and managed health care providers such as health maintenance organizations and other institutions.

2000	Closing Price	2001	Closing Price	2002	Closing Price	2003	Closing Price	2004	Closing Price
January	74.59	January	77.78	January	56.01	January	52.42	January	47.60
February	58.27	February	75.91	February	58.05	February	49.93	February	48.08
March	58.80	March	71.84	March	54.50	March	51.85	March	44.19
April	65.78	April	71.90	April	51.43	April	55.06	April	47.00
May	70.63	May	69.08	May	54.04	May	52.60	May	47.30
June	72.52	June	60.49	June	47.93	June	57.31	June	47.50
July	67.85	July	64.34	July	46.94	July	52.32	July	45.35
August	66.13	August	61.61	August	47.82	August	50.32	August	44.97
September	70.45	September	63.03	September	43.26	September	50.62	September	33.00
October	85.12	October	60.39	October	51.34	October	44.25	October	31.31
November	87.72	November	64.12	November	56.23	November	40.60	November	28.02
December	88.61	December	55.65	December	53.58	December	46.20	December	32.14

The closing price on January 31, 2005 was $28.05 and the dividend yield was 5.42%.

PFIZER INC.

Pfizer Inc. is a research-based, global pharmaceutical company. Pfizer develops, manufacturers and markets prescription medicines for humans and animals as well as any over-the-counter products. Pfizer’s prescription pharmaceuticals include treatments for cardiovascular diseases, infectious diseases, central nervous system disorders, diabetes, arthritis, urogenital conditions, allergies and other disorders. In addition, Pfizer manufactures consumer care products that include medications for oral care, upper respiratory health, eye care, skincare and gastrointestinal health.

2000	Closing Price	2001	Closing Price	2002	Closing Price	2003	Closing Price	2004	Closing Price
January	36.38	January	45.15	January	41.67	January	30.36	January	36.63
February	32.13	February	45.00	February	40.96	February	29.82	February	36.65
March	36.56	March	40.95	March	39.74	March	31.16	March	35.05
April	42.13	April	43.30	April	36.35	April	30.75	April	35.76
May	44.56	May	42.89	May	34.60	May	31.02	May	35.34
June	48.00	June	40.05	June	35.00	June	34.15	June	34.28
July	43.13	July	41.22	July	32.35	July	33.36	July	31.96
August	43.25	August	38.31	August	33.08	August	29.92	August	32.67
September	44.94	September	40.10	September	29.02	September	30.38	September	30.60
October	43.19	October	41.90	October	31.77	October	31.60	October	28.95
November	44.31	November	43.31	November	31.54	November	33.55	November	27.77
December	46.00	December	39.85	December	30.57	December	35.33	December	26.89

The closing price on January 31, 2005 was $24.16 and the dividend yield was 3.15%.

SANOFI-SYNTHELAB ADS

Sanofi-Synthelab Ads is an international pharmaceutical group engaged in the research, development, manufacture and marketing of pharmaceutical products for sale principally in the prescription market.

2000	Closing Price	2001	Closing Price	2002	Closing Price	2003	Closing Price	2004	Closing Price
January	44.00	January	50.40	January	32.38	January	18.11	January	17.54
February	34.88	February	40.25	February	34.49	February	18.02	February	17.96
March	36.75	March	36.53	March	31.30	March	17.83	March	16.22
April	40.31	April	38.54	April	27.30	April	18.10	April	16.73
May	48.38	May	41.95	May	26.45	May	18.45	May	16.90
June	50.50	June	36.24	June	24.60	June	18.60	June	18.48
July	43.19	July	39.05	July	25.50	July	16.98	July	19.46
August	40.13	August	38.13	August	23.08	August	15.19	August	18.46
September	46.50	September	37.10	September	21.32	September	15.24	September	19.06
October	51.69	October	37.18	October	21.35	October	15.27	October	18.11
November	56.06	November	35.73	November	22.66	November	16.05	November	17.85
December	56.75	December	35.81	December	22.20	December	17.39	December	20.88

The closing price on January 31, 2005 was $18.56 and the dividend yield was 1.19%.

SCHERING-PLOUGH CORPORATION

Schering-Plough Corporation and its subsidiaries are engaged in the discovery, development, manufacturing and marketing of pharmaceutical products worldwide. Discovery and development efforts target the field of human health. Occasionally, applications in the field of animal health can result from these efforts. Schering and its subsidiaries operate primarily in the prescription pharmaceutical marketplace.

2000	Closing Price	2001	Closing Price	2002	Closing Price	2003	Closing Price	2004	Closing Price
January		January		January		January	26.75	January	35.66
February		February		February		February	26.70	February	34.30
March		March		March		March	25.55	March	32.67
April		April		April		April	30.01	April	31.10
May		May		May		May	32.03	May	33.17
June		June		June		June	29.15	June	31.99
July		July		July	29.30	July	27.97	July	33.05
August		August		August	30.40	August	28.18	August	35.60
September		September		September	28.50	September	30.22	September	36.61
October		October		October	30.40	October	30.90	October	36.50
November		November		November	29.30	November	33.72	November	37.76
December		December		December	30.40	December	37.75	December	40.05

The closing price on January 31, 2005 was $37.22 and the dividend yield was 0.08%.

WYETH

Wyeth is currently engaged in the discovery, development, manufacture, distribution and sale of a diversified line of products in three primary businesses: Wyeth Pharmaceuticals (“Pharmaceuticals”); Wyeth Consumer Healthcare (“Consumer Healthcare”); and Fort Dodge Animal Health (“Animal Health”). Pharmaceuticals include branded human ethical (prescription) pharmaceuticals, biologicals and nutritionals. Principal products include neuroscience therapies, cardiovascular products, nutritionals, gastroenterology drugs, anti-infectives, vaccines, oncology therapies, musculoskeletal therapies, hemophilia treatments, immunological products and women’s health care products. Consumer Healthcare products include analgesics, cough/cold/allergy remedies, nutritional supplements and hemorrhoidal, asthma and other relief items sold over-the-counter. Principal Animal Health products include vaccines, pharmaceuticals, parasite control and growth implants.

2000	Closing Price	2001	Closing Price	2002	Closing Price	2003	Closing Price	2004	Closing Price
January	47.06	January	59.10	January	64.66	January	39.03	January	40.95
February	43.50	February	61.77	February	63.55	February	35.25	February	39.50
March	53.63	March	58.75	March	65.65	March	37.82	March	37.55
April	56.19	April	57.75	April	57.00	April	43.53	April	38.07
May	53.88	May	63.30	May	55.50	May	43.85	May	36.00
June	58.75	June	58.44	June	51.20	June	45.55	June	36.16
July	53.06	July	60.31	July	39.90	July	45.58	July	35.40
August	54.19	August	56.00	August	42.80	August	42.85	August	36.57
September	56.56	September	58.25	September	31.80	September	46.10	September	37.40
October	63.50	October	55.83	October	33.50	October	44.14	October	39.65
November	60.13	November	60.10	November	38.43	November	39.40	November	39.87
December	63.55	December	61.36	December	37.40	December	42.45	December	42.59

The closing price on January 31, 2005 was $39.63 and the dividend yield was 2.32%.

1,000,000 Units

Merrill Lynch & Co., Inc.

Medium-Term Notes, Series C

Leveraged Strategic Return Notes®

Linked to the Leveraged Pharmaceutical Total Return Index

due February     , 2010

(the “Notes”)

$10 original public offering price per unit

PRICING S U P P L E M E N T

Merrill Lynch & Co.

February     , 2005

“Leveraged Strategic Return Notes” is a registered mark of Merrill Lynch & Co., Inc.